.InBev

**Securities and Exchange Commission**
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

RECEIVED
2008 JUN 30 P 3:5

08003483

*By courier*

Leuven, 25 June 2008

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
JUL 03 2008
THOMSON REUTERS

**Benoît Loore**
**Assistant Corporate Secretary**

Enclosure: press releases

dlw 7/1

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

# Press Release

**Brussels, 26 June 2008 - 1/3**

RECEIVED

*The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.*

# InBev Is Committed To Bring About Proposed Combination with Anheuser-Busch

- **Fully committed financing for offer of $65 per share**
- **Strong preference to achieve a friendly combination**
- **Filing for declaratory ruling in Delaware**

InBev (Euronext: INB) said today that it remains committed to its proposed combination with Anheuser-Busch, Inc. (NYSE: BUD) and its offer of $65 per-share in cash for all of the outstanding common shares of the company, representing an immediate premium of 35% over the unaffected price of the shares.

InBev's strong preference is to enter into a constructive dialogue with Anheuser-Busch to achieve a friendly combination that comprehensively addresses the interests of all constituents. At the same time, the Company is also seeking a declaratory ruling in Delaware regarding alternative routes to progress the combination to ensure that Anheuser-Busch shareholders preserve their voice in the process.

InBev stated further that it filed suit in Delaware Chancery Court seeking a judgment to confirm that shareholders acting by written consent may under Delaware law remove without cause all thirteen of the present Anheuser-Busch directors, including the five elected in 2006. Under the Charter of Anheuser-Busch and as a matter of Delaware law, it is clear that the eight directors elected after 2006 are subject to removal without cause through the written consent procedure; the filing seeks to confirm that, as InBev strongly believes, the directors elected in 2006 are also now subject to removal through that same mechanism.

**Information for Employees, Wholesalers and Communities is available at** www.globalbeerleader.com or www.inbev.com.

IMPORTANT INFORMATION

This communication is not a substitute for any solicitation statement and other related documents InBev S.A. ("InBev") would file with the Securities and Exchange Commission (the "SEC") if an agreement between InBev and Anheuser-Busch Companies, Inc. ("Anheuser-Busch") is reached or for any other documents which InBev may file with the SEC and send to Anheuser-Busch stockholders in connection with the proposed transaction between InBev and Anheuser-Busch or any consent solicitation of the stockholders of Anheuser-Busch.

INVESTORS AND SECURITY HOLDERS OF ANHEUSER-BUSCH ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION OR ANY CONSENT SOLICITATION OF THE STOCKHOLDERS OF ANHEUSER-BUSCH.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by InBev through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to InBev's proxy and/or consent solicitor, Innisfree M&A Incorporated at (212) 750-5833.

InBev and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies and/or consents in respect of the proposed transaction or any consent solicitation of the stockholders of Anheuser-Busch. Information regarding InBev's directors and executive officers is available in its Annual Report for the year ended December 31, 2007, available at www.InBev.com/annualreport2007. Other information regarding the participants in a proxy and/or consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy and/or consent solicitation statement to be filed by InBev with the SEC.

END